OCA ACQUISITION CORP.

1345 Avenue of the Americas, 33rd Floor

New York, NY 10105

December 19, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: William Demarest and Kristi Marrone

Re: OCA Acquisition Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 28, 2022

File No. 001-39901

Dear Mr. Demarest and Ms. Marrone:

OCA Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 23, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.	We note your response to prior comment 2. Please clarify to us the percentages of economic interest and voting interest held by Olympus Capital Asia V, L.P. and Antara Capital LP, respectively.

The Company respectfully advises the Staff that Olympus Capital Asia V, L.P., a Cayman entity, is the managing member of the Company’s sponsor, OCA Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”) and holds 100% of the voting interests in the Sponsor and approximately 16% of the economic interests in the Sponsor.  Antara Capital LP, a Delaware limited partnership, has 0% of the voting interests in the Sponsor and holds approximately 80% of the economic interests in the Sponsor.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Jonathan Deblinger, Esq., of Ellenoff Grossman & Schole LLP, at jdeblinger@egsllp.com or by telephone at (646) 895-7145.

Very truly yours,

OCA Acquisition Corp.

By:	/s/ Jeffrey Glat
Name:	Jeffrey Glat
Title:	Chief Financial Officer

cc: Ellenoff Grossman & Schole LLP